The Right Stuff





Positioned for Success in a Dynamic Industry

Edward Jones Mid-Cap Utility Conference
March 28, 2006

Joseph M. Rigby
Senior Vice President &
Chief Financial Officer



Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Safe Harbor Statement *(Continued)*

A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; potential changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions; legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

Pepco Holdings, Inc

We've Delivered

- **We've made progress on several strategic issues amid considerable challenges since the 2002 merger**

  - ➤ **Paid down merger related debt**

  - ➤ **Divested non-strategic businesses**

  - ➤ **Effectively managed through Mirant bankruptcy process to date**

  - ➤ **Invested in our utility infrastructure (rate base) at appropriate levels, with appropriate goals**

  - ➤ **Integrated the operating utilities**

  - ➤ **Developed a successful C&I commodity business at Pepco Energy Services that is expandable**

  - ➤ **Managed Conectiv Energy through cyclical downturn in energy markets**

Pepco Holdings, Inc

PHI Overview



Pepco Holdings, Inc

Pepco Holdings, Inc

2005 Revenues of $8.1B
$14.0B Total Assets
$4.2B Market Cap
1.8 Million Electric Customers
120,000 Gas Customers

Regulated Electric & Gas Delivery Business

pepco
A PHI Company

delmarva power
A PHI Company

atlantic city electric
A PHI Company

71% of Operating Income

Competitive Energy/ Other

conectiv energy

pepco Energy Services

PHI Investments

29% of Operating Income

Note: **Financial and customer data as of December 31, 2005. Operating Income percentage calculations are shown net of special items. See appendix for details.**

PHI Strategy - Summary

PHI's corporate strategy is to remain a regional diversified energy delivery utility and competitive services company focused on value creation and operational excellence

- **Power Delivery Utility Operations**
  - ➤ Operate with excellence
  - ➤ Achieve constructive regulatory outcomes
  - ➤ Invest in infrastructure

- **Conectiv Energy**
  - ➤ Optimize assets and capture market opportunities
  - ➤ Adjust hedging strategy as conditions change
  - ➤ Continue to evaluate asset purchase opportunities

- **Pepco Energy Services**
  - ➤ Expand into additional attractive markets

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery Summary

Achieve →

+ **Sales Growth**

+ **Infrastructure Investments**

+ **Operational Excellence**

+ **Constructive Regulatory Outcomes**

Deliver →

At Least 4% Annual Average Earnings Growth

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery Business Service Territory

Combined Service Territory



Philadelphia
New Jersey
Wilmington
atlantic city electric
Maryland
Baltimore
Atlantic City
Dover
pepco
Delaware
Washington
Virginia
delmarva power
Salisbury
Virginia

- **Robust Service Territory Economy**
  - Area is less susceptible to economic downturns
  - Employment growth exceeds national average
  - Diverse government and private sectors
  - Per capita income is 15% above national average
  - Sales growth of approximately 2%

Diversified Customer Mix



Residential 35%
Commercial 46%
Government 10%
Industrial 9%

2005 Mwh Sales

Note: See Safe Harbor Statement at the beginning of today's presentation.

8

Pepco Holdings, Inc

Power Delivery - Summary of Regulated Assets

(Dollars in Millions)

	Rate Base [1]	2005-2009 Capital Expenditures [2]
Distribution Rate Bases:		
Electric (Pepco, DPL and ACE)	$3,101	$ 1,690
Gas (DPL)	223	101
Transmission Rate Base (12/31/04)	790	577
Total Regulated Assets	**$4,114**	**$2,368**

[1] Data are taken from the most recent reports filed with the Company's regulatory commissions between December 31, 2004 and September 30, 2005 (except Atlantic City Electric which is December 31, 2002). Such reports are developed in accordance with commission instructions, which are not necessarily the same as, and do not necessarily reflect, the Company's filing position in all respects.

[2] Reflects 2005 actual expenditures and 2006 through 2009 projected expenditures.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery - Regulated Distribution Summary

(Dollars in Millions)	Pepco		Delmarva Power				Atlantic City Electric
	District of Columbia	Maryland	Delaware	Maryland	Virginia	Delaware Gas	New Jersey
Date of Most Recent Report	12/31/04	9/30/05	3/31/05	12/31/04	12/31/04	9/30/05	12/31/02
Rate Base	$973.9	$786.6	$418.9	$235.5	$31.3	$222.8	$654.9
Equity Ratio	47.46%	46.71%	47.72%	49.29%	49.29%	47.76%	46.22%
Earned Return on Rate Base (as adjusted)	6.96%	6.91%	7.47%	5.10%	5.75%	4.57%	8.14%
Regulatory Earned Return on Equity	7.47%	7.86%	10.64%	4.76%	6.06%	4.41%	Not stipulated
Most Recent Authorized Return on Equity	11.10%	11.00%	11.50%	11.90%	11.05%	10.50%	Not stipulated
Anticipated Filing Date	Fall 2006	Summer 2006	Filed 9/05	Summer 2006	N/A	TBD	N/A

Notes: See appendix for additional details.

See Safe Harbor Statement at the beginning of today's presentation.

Standard Offer Service

Delaware

- Supply pricing becomes market based 5/1/06 for Delmarva Power customers

- Competitive bid process for supply completed; 59% total bill increase for residential customers to become effective 5/1/06

- Delmarva Power filed a deferral proposal with the DE PSC on 3/16/06

  - Three step phase in of rates over thirteen months –
    - One third on 5/1/06, one third on 1/1/07, then full increase on 6/1/07
  - Maximum after-tax deferral balance of approximately $60 million
  - Recovery of deferral balance, plus interest costs, over two years, beginning 6/1/07

Maryland

- Supply pricing became market based 7/1/04 for Pepco and Delmarva Power customers

- Competitive bid process for supply completed; 35% - 39% total bill increase for residential customers to become effective 6/1/06

- Pepco and Delmarva Power filed a deferral proposal with the MD PSC on 3/15/06

  - Two step phase in of rates over nine months –
    - 21% through 2/28/07, then full increase on 3/1/07
  - Maximum after-tax deferral balance (Pepco + Delmarva) of approximately $60 million
  - Recovery of deferral balance, plus interest costs, over 15 months, beginning 3/1/07

Conectiv Energy - Business Overview

- **Property, Plant & Equipment – 12/31/05** $ 1,309 million

- **Average Net Cost of Installed Capacity** $ 354/kW

- **Number of Generating Units**   52

- **Number of Plant Sites**   18

- **Generating Capacity**   3,692 MWs

- **2005 Earnings** $ 48.1 million



Hay Road ~ 1,090 MWs



Bethlehem ~ 1,092 MWs

Conectiv Energy – Business Drivers

Focus Captures Value

- Advantageous PJM location
  - Flexible, multi-fuel capable plants
  - Favorable PJM East locations

- Competitive capacity within the mid-merit supply in PJM East
  - Significant ancillary service capabilities
  - Minimal capital expenditures needed

Hedge Positions Enhance Value

- Liquid PJM market provides hedging flexibility

- Generation output and natural gas requirements highly hedged in 2006

- Hedge position provides near-term predictability and preserves long-term upside potential

Improving Market Conditions Amplify Value

- Market conditions strengthening in PJM
  - Continued PJM load growth
  - Improving generation margins

- Minimal new PJM capacity additions planned

- PJM considering new capacity pricing method that may provide higher and more stable prices for capacity

Conectiv Energy - Recent Activities

- Conectiv Energy has been successful in recent SOS auctions with load contracted in MD, NJ, DE, VA, and DC

- Conectiv Energy uses a combination of standard swap contracts, tolling agreements and standard offer service agreements

- Hedging values for energy and capacity margins are meeting 36 month targets:

Month	Target Range	As of 12/31/05
1 – 12	50 – 100%	91%
13 – 24	25 – 75%	66%
25 – 36	0 – 50%	18%

- PJM's proposal on capacity pricing is still being considered by the FERC

Conectiv Energy –
Generation & Full Requirements Gross Margins*



* See Safe Harbor Statement at the beginning of today's presentation.
  See appendix for Other Power, Oil and Gas Marketing gross margins forecast.
  See appendix for additional information regarding Generating and Full Requirements gross margins forecast.

Pepco Energy Services Overview

A retail energy supply and energy services business serving the C&I market:



Retail Energy Supply

- **Electricity**
- **Natural Gas**
- **800 MW Generation**

Energy Services

- Energy savings performance contracting
- Central Plant operations and maintenance
- Construction
- Other Services

C&I Customers

Pepco Energy Services Competitive Edge

- **Relationship-based Sales**
  - Not brand dependent
  - 14 local sales offices
- **Conservative Supply Acquisition**
  - Manage toward a flat book; no speculative trading
  - Value-at-Risk Limit: $3 million
- **Innovative Products**
  - Strong back office allows for tailored billing options
  - Contract optionality creates value for both PES and customer by taking advantage of changes in wholesale versus SOS rates
  - ESCO business unit provides additional services to customers
- **Strong Earnings Growth**
  - 2005 earnings doubled versus 2004
  - 2005 results indicative of near-term future earnings
  - Going forward, earnings will depend on regulatory and market conditions

Note: See Safe Harbor Statement at the beginning of today's presentation.

PHI Financial Performance

(Dollars in Millions)

Actual Earnings

Earnings excluding Special Items

Year Ended December 31,			Year Ended December 31,	
	(Restated)			(Restated)
2005	**2004**		**2005**	**2004**
$302.1	$227.1	Power Delivery	$225.0	$218.5
$48.1	$60.2	Conectiv Energy	$50.7	$61.8
$25.7	$12.9	Pepco Energy Services	$25.7	$11.4
$47.9	$25.6	Other Non-Regulated	$39.0	$44.0
($52.6)	($65.2)	Corporate & Other	($52.6)	($62.1)
$371.2	$260.6	**Total PHI**	$287.8	$273.6

Note: Management believes the special items are not representative of the Company's core business operations. See Appendix for details.

See Appendix for 2005 Financial Highlights.

Cash from Operations -
Covers Dividends and Capital Expenditures



Actual $874 M

Cash from Operations Projected Range - $750M to $850M

Bar chart values (Millions):
- 2005 Actual [1]: $656
- 2006 Projection: $768
- 2007 Projection: $702
- 2008 Projection: $697
- 2009 Projection: $677

Dividends and Capital Expenditures [2]

- Dividends and Cap. Ex.
- Cash from Operations

(1) Cash from operations in 2005 excluding proceeds of $112.9 million from sale of Pepco's Mirant TPA claim is $874 million.
(2) Dividend amount is based on the current annualized dividend rate of $1.04 per share. The dividend level is reviewed quarterly by the Board of Directors.

See Safe Harbor Statement at the beginning of today's presentation.

Capital Expenditures -
Covered by Internally Generated Funds



Capital Expenditures

	2005 Actual	2006 Projection	2007 Projection	2008 Projection	2009 Projection
Total	$467	$571	$505	$500	$480
Competitive	$35	$36	$28	$30	$26
Distribution	$328	$365	$336	$370	$392
Transmission	$104	$170	$141	$100	$62

■ Transmission ■ Distribution □ Competitive

Note: See Safe Harbor Statement at the beginning of today's presentation.

Stable, Secure Dividend

- **Indicated annual dividend of $1.04 per share**



- **Current dividend yield is 26% higher than the average dividend yield for companies in the S&P Electric Utilities**



Attractive Dividend Yield

- PHI: 4.38%
- S&P Electric Utilities: 3.47%

Notes: *Dividend yield = Annual dividend per share / common stock price per share*
Pricing data as of February 28, 2006
Source for S&P Electric Utilities information is Thomson Financial

21

Why Invest in PHI ?

- **Growing regulated utility earnings base with incremental earnings from competitive energy businesses**

- **Robust cash flow supports attractive dividend rate and provides cash for growth investments**

- **On-going strengthening of the balance sheet**

- **We've delivered on our commitments**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

Appendix

Regulatory



Power Delivery Regulatory Highlights

- New Jersey base rate case settled effective June 2005; annual pre-tax earnings increase of approximately $20 million

- FERC formula rate application filed for annual transmission rate update; rates in effect June 1, 2005 subject to refund

- Delaware base rate case pending; filed for $5.1 million annual increase in electric rates

- Maryland and the District of Columbia base rate cases being prepared. Rate caps end effective 1/1/2007 and 8/7/2007, respectively

- SOS Margins established
  - District of Columbia (Pepco) and Maryland (Pepco/DPL) – approximately 0.2 cents per kilowatt hour, on average
  - Delaware (DPL) – Key component of margin is a fixed annual amount of $2.75 million (effective May 2006)

- Auction completed for ACE's interests in Keystone and Conemaugh. Auction for B. L. England expected to be completed in early 2006

- Decision pending on appeal of 2003 New Jersey $45 million deferral disallowance decision

Pepco Holdings, Inc.

Power Delivery Regulatory Summary

	Maryland	District of Columbia	Delaware	New Jersey	Virginia
2005 MWh Distribution Sales[1]	39%	22%	18%	20%	1%
Retail Delivery Rate Cap	Through December 2006 (unless FERC transmission rates increase more than 10%)	Through August 2007 (unless FERC transmission rates increase more than 10%)	Through April 2006 (with a one-time exception for FERC transmission rate changes)	No caps	Through December 2010 (with exceptions)
Default Service	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco / DPL	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco	Third party supplier through April 2006 (provided by Conectiv Energy); thereafter to be provided through a PSC approved bidding process; settlement provides for a fixed annual margin of $2.75M	Provided through a BPU approved wholesale bidding process	Provided through DPL managed competitive bidding process
Recent Rate Case Outcomes	In rate review cases mandated by the merger, it was shown that the current delivery rates for Pepco and DPL should not be decreased, and that DPL was entitled to increase delivery rates by $1.1M, effective 7/04, which was the only increase allowed under the merger settlements until 2007	In rate review case mandated by the merger settlement, it was shown that the current delivery rates for Pepco should not be decreased; no increase was allowed under the settlement	Gas base rate increase of $7.75M effective 12/03; ancillary service rate increase of $12.4M effective 7/04; transmission service revenue filing pending ($6.2 M); base rate case pending ($5.1M)	Annual pre-tax earnings increase of approximately $20M effective 6/05	None

(1)   *As a percentage of total PHI distribution sales.*

Delmarva Power – Delaware Rate Case

- **Filed September 1, 2005**

- **Requested $5.1 million annual increase in electric rates**
  - ➤ **$1.6 million* in distribution rates and $3.5 million transferred from distribution to supply rates**

- **Requested capital structure/rate of return:**

Type of Capital	Ratio	Cost Rate	Overall ROR
Long Term Debt	50.55%	4.57%	2.31%
Preferred Stock	1.73%	4.81%	0.08%
Common Equity	47.72%	11.00%	5.25%
Total	100.00%		7.64%

- **Key Dates:**
  - ➤ **Hearing Examiner's Report – March 31, 2006**
  - ➤ **Proposed Effective Date – May 1, 2006**

* Includes $0.4 million for changes in collection and reconnect fees

FERC Formula Rate Filing

- Settlement reached with parties, filed with FERC on March 20th

- ROE – 10.8% for existing facilities, 11.3% for new facilities after January 1, 2006

- No refunds for rates in effect since June 1, 2005; true-up in rates effective June 1, 2006

- 50% / 50% sharing of pole attachment revenue

- Projects projected to be in-service in the current year are reflected in current rates

- Transmission rate base at December 31, 2004 (dollars in millions):

Pepco	$311.8
Delmarva Power	268.9
Atlantic City Electric	209.7
Total	$790.4

Regulated Distribution - Pepco

(Dollars in Millions)

	District of Columbia	Maryland
Date of Most Recent Report Data	12/31/04	9/30/05
Rate Base [1]	$973.9	$786.6
Equity Ratio	47.46%	46.71%
Earned Return on Rate Base (as adjusted) [1]	6.96%	6.91%
Regulatory Earned Return on Equity [2]	7.47%	7.86%
Most Recent Authorized Return on Equity	11.10%[3]	11.00% [4]
Revenue Increase Necessary Based on Earned Returns Shown Above at:		
11.0% ROE	$27.9	$19.6
Estimated total bill percentage increase [5]	4.1%	1.9%
10.5% ROE	$23.9	$16.5
Estimated total bill percentage increase [5]	3.5%	1.6%
Anticipated Filing Date	Fall 2006	Summer 2006

Notes: (1) Data are taken from the most recent reports filed with the Company's regulatory commissions between December 31, 2004 and September 30, 2005. Such reports are developed in accordance with Commission instructions, which are not necessarily the same as, and do not necessarily reflect, the Company's filing position in all respects.

(2) The Regulatory Earned Return on Equity is computed by deducting the composite embedded costs of debt and preferred stock from the Earned Return on Rate Base and dividing the remainder by the equity percentage in the capital structure.

(3) Formal Case No. 939, Order No. 10646 effective 7/11/95.

(4) Case No. 8791 Settlement, Order No. 74711 effective 12/1/98.

(5) Based on total billed revenues for 12 month period ending with the dates noted above.

29

Regulated Distribution - Delmarva Power

(Dollars in Millions)

	Delaware – Electric	Maryland – Electric	Virginia – Electric	Delaware - Gas
Date of Most Recent Report Data	3/31/05	12/31/04	12/31/04	9/30/05
Rate Base [1]	$418.9	$235.5	$31.3	$222.8
Equity Ratio	47.72%	49.29%	49.29%	47.76%
Earned Return on Rate Base (as adjusted)[1]	7.47%	5.10%	5.75%	4.57%
Regulatory Earned Return on Equity [2]	10.64%	4.76%	6.06%	4.41%
Most Recent Authorized Return on Equity	11.50% [3]	11.90% [4]	11.05% [5]	10.50% [6]
Revenue Increase Necessary Based on Earned Returns Shown Above at:				
11.0% ROE	$1.2	$12.2	$1.2	$11.8
Estimated Total Bill Percentage Increase [7]	0.2%	4.0%	3.5%	6.6%
10.5% ROE	$(0.5)	$11.2	$1.1	$10.9
Estimated Total Bill Percentage Increase [7]	(0.1%)	3.6%	3.2%	6.1%
Anticipated Filing Date	Filed 9/05	Summer 2006	N/A	TBD

Notes:
(1) Data are taken from the most recent reports filed with the Company's regulatory commissions between December 31, 2004 and September 30, 2005. Such reports are developed in accordance with Commission instructions, which are not necessarily the same as, and do not necessarily reflect, the Company's filing position in all respects.
(2) The Regulatory Earned Return on Equity is computed by deducting the composite embedded costs of debt and preferred stock from the Earned Return on Rate Base and dividing the remainder by the equity percentage in the capital structure.
(3) Docket No. 94-84, Order No. 3991, effective 5/1/95.
(4) Case No. 8492 Settlement, Order No. 70415, effective 4/1/93.
(5) PUE 930036, effective 10/5/93.
(6) Docket No. 03-127, Order No. 6327, effective 12/9/03.
(7) Based on total billed revenues for 12 month period ending with the dates noted above.

Pepco Holdings, Inc

Regulated Distribution – Atlantic City Electric

(Dollars in Millions)

	New Jersey
Date of Most Recent Report Data	12/31/02
Rate Base [*]	$654.9
Equity ratio (as stipulated)	46.22%
Earned Return on Rate Base (as adjusted) [*]	8.14%
Regulatory Earned Return on Equity	Not stipulated in settlement
Most Recent Authorized Return on Equity	Not stipulated in settlement

- **New Jersey rate case settled effective June 2005**
- **Annual pre-tax earnings increase of approximately $20 million**

[*] Data are taken from the Company's approved settlement agreement in the most recent rate case. The Company does not file a periodic report with the New Jersey Board of Public Utilities.

Pepco Holdings, Inc

Power Delivery - Infrastructure Investment Strategy

Major Transmission Construction Projects

(Dollars in Millions)

	Utility	Scheduled In Service	Project Total
New 230 KV Transmission Line between Cardiff and Oyster Creek to enhance reliability in southern New Jersey	ACE	Completed June 2005	$ 112
New 230 KV Transmission Line and Substation to replace BL England generating station	ACE	Dec 2007	82
New Alloway 500/230 KV Transmission Substation to alleviate PJM System overload contingency problem (land and permits to be obtained in 2006)	ACE	May 2008	62
New 230 KV Transmission Line between Red Lion, Milford and Indian River substations to meet southern peninsula import capability requirements	DPL	Jun 2006	62
New 230 KV underground Transmission Lines between Palmers Corner, MD and Blue Plains, MD/DC to replace the transmission capability of Mirant's Potomac River generating station, which may be closed down	Pepco	May 2007	70
Total Major Transmission Projects [1]			**$ 388**

(1) *Projects included in the Regional Transmission Expansion Plan (RTEP) mandated by PJM Interconnection, a FERC approved Regional Transmission Organization (RTO).*

Note: See Safe Harbor Statement at the beginning of today's presentation.

32



A New Generation of Energy

Conectiv Energy - Power, Oil and Gas Marketing

- **Within this grouping the following major activities are housed:**

  - Oil marketing through our subsidiary Petron Oil Company
  - Power and Gas Origination activities
  - Short term power marketing via our real time desk
  - Third party asset management contracts

- **Overall, our expectations from this segment are gross margins in a range of $15-$25 million***

* See Safe Harbor Statement at the beginning of today's presentation.

Conectiv Energy –
Generation & Full Requirements Forecasts*

- **2006 margins are likely to be impacted by several factors, compared to 2005:**

  ↓ Lower value from standard product hedges

  ↓ Expiration of tolling contract May 1, 2006

  ↓ Weather

  ↑ Expiration of POLR contracts

  ↑ Option value of plants during summer peak period is regained

- **2007 margins reflect anticipated improvements over 2006 projections:**

  ↑ Higher capacity prices

  ↑ Improved margins on standard product hedges

  ↑ Higher output, reflecting improved supply/demand fundamentals

  ↑ Re-pricing of POLR/SOS contracts

* See Safe Harbor Statement at the beginning of today's presentation.

*Conectiv Energy - Critical Assumptions**

Our forecasted generation and load serving margins reflect an improving PJM market and the following critical assumptions:

- 2006 generation is highly hedged

- Merchant generation energy and capacity margin improvements beginning in 2007

- Generation output of 5.0 to 5.5 GWh's in 2006

- Generation output of 5.7 to 6.2 GWh's in 2007

- No change in PJM operating or dispatching rules

- Maintaining improvements in plant availability and on-dispatch results

- Hedge effectiveness is maintained

- Re-pricing of POLR/SOS contracts at more favorable margins

- No replacement of existing tolling agreement

- Replacement of standard product hedges at more favorable margins

* See Safe Harbor Statement at the beginning of today's presentation.

Conectiv Energy Generation Plants

conectiv energy
A New Generation of Energy

Pepco Holdings, Inc



PA
Bethlehem
Essex
Mt. Carmel
Edge Moor / Hay Road
Christiana
Mickleton
Sherman Avenue
West
NJ
Cedar
Deepwater
MD
Missouri Avenue
Delaware City
Cumberland / Carll's Corner
DE
Middle
Crisfield
Chesapeake
VA
Tasley
Bayview

Coal Fired Baseload	MW
Edge Moor 3 & 4	260
Deepwater 6	80
Oil Fired Steam	**MW**
Edge Moor 5	445
Deepwater 1	86
Gas Combined Cycle	**MW**
Hay Road Units 1-4	545
Hay Road Units 5-8	545
Bethlehem Units 1-8	1,092
Peaking Units	**MW**
Cumberland 1	84
Sherman Avenue 1	81
Middle 1-3	77
Carll's Corner 1 & 2	73
Cedar 1 & 2	68
Missouri Avenue B,C,D	60
Mickleton 1	59
Christiana	45
Edge Moor Unit 10	13
West Sub	15
Delaware City	16
Tasley 10	26
Crisfield 1-4	10
Bayview 1-6	12
Generation Capacity Under Contract	**MW**
Mt. Carmel	40
Chesapeake	315
Essex	60

PHI – Financial Performance Details

PHI 2005 Financial Highlights [1]

- Execution of our strategy generated favorable financial results

- Power Delivery results driven by:
  - Higher sales due to warmer weather; T&D system performed well as it handled new record peaks for electric usage
  - Lower interest expense due to aggressive debt buydown and refinancing efforts
  - Lower standard offer service margins due to increased customer migration

- Conectiv Energy results driven by:
  - Higher generation output due to warmer weather and load growth in PJM; output up 8.4% versus 2004
  - Captured increased opportunities to take advantage of unit operating flexibility
  - Lower Full Requirements Load Service margins due to higher energy prices
  - Effective hedging strategy and risk management capability provided stable results even with record high natural gas and oil prices

- Pepco Energy Services results driven by:
  - C&I retail load acquisition increased by 56% contributing to higher electric gross margins for the year
  - Higher generation output due to warmer weather

- Common equity ratio was 41.8% at year end 2005, an improvement of 370 basis points since year end 2004 [2]

(1) 2005 compared to 2004; excluding special items.
(2) Exclusive of transition bonds issued by ACE Transition Funding.

Strengthening the Balance Sheet



Total Debt and Preferred Stock

(Millions)

	12/31/2002 (1)	12/31/2003 (2)	12/31/2004 (3)	12/31/2005 (4)
Total	$6,626	$6,376	$5,898	$5,488
Transition Bond Debt	$440	$577	$551	$523
Other Debt & Preferred	$6,186	$5,799	$5,347	$4,965

Total Reduction = $1.14 B

■ Other Debt & Preferred   □ Transition Bond Debt

Common Equity Ratio (5)	32.5%	33.6%	38.1%	41.8%

Notes:
1) Other debt includes capital lease obligations ($135.4M), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds Parent Junior Subordinated Debentures ($290.0M), Mandatorily Redeemable Serial Preferred Stock ($47.5M), Serial Preferred Stock ($63.2M), Short-term debt ($1,362.4M) and Long-term debt ($4,287.5M).
2) Other debt includes capital lease obligations ($131.2M), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds solely Parent Junior Subordinated Debentures ($98.0M), Mandatorily Redeemable Serial Preferred Stock ($45.0M), Serial Preferred Stock ($63.2M), Short-term debt ($872.4M) and Long-term debt ($4,588.9M).
3) Other debt includes capital lease obligations ($127.0M), Serial Preferred Stock ($54.9M), Short-term debt ($802.5M) and Long-term debt ($4,362.1M).
4) Other debt includes capital lease obligations ($121.9M), Serial Preferred Stock ($45.9M), Short-term debt ($594.3M) and Long-term debt ($4,202.9M).
5) Total capitalization excludes Transition Bond Debt and includes Pepco Energy Services' Project Debt.

Reconciliation of Earnings Per Share

GAAP EPS Reconciled to EPS Excluding Special Items

Earnings per Share	Twelve Months Ended December 31, 2005	(Restated) 2004
Reported (GAAP) Earnings per Share	$1.96	$1.48
Special Items:		
Non lease financial asset IRS settlement	-	0.11
IRS Revenue Ruling 2005-53 - Mixed Service Costs	0.06	-
Conectiv Bethlehem term loan buy down	-	0.04
Starpower investment impairment	-	0.04
Severance cost accruals	-	0.05
Impairment of jointly owned generation project	0.01	-
New Jersey base rate case settlement	(0.03)	-
Gain on sale of Vineland co-generation facility	-	(0.04)
Gain on sale of Vineland distribution assets	-	(0.05)
Liquidation of financial investment previously written off	(0.04)	-
Local tax benefit - retroactive change in regulations	-	(0.07)
Gain on sale of Buzzard Point non-utility land	(0.22)	-
Gain on settlement of Mirant Transitional Power Agreement claim and asbestos claim	(0.22)	-
Earnings per Share, Excluding Special Items	$1.52	$1.56

Note: Management believes the special items are not representative of the Company's core business operations.

Pepco Holdings, Inc

Reconciliation of Earnings

GAAP Earnings Reconciled to Earnings Excluding Special Items

Net Earnings - Dollars in Millions	Twelve Months Ended December 31, 2005	(Restated) 2004
Reported (GAAP) Net Earnings	$371.2	$260.6
Special Items:		
Non lease financial asset IRS settlement	-	19.7
IRS Revenue Ruling 2005-53 - Mixed Service Costs	10.9	-
Conectiv Bethlehem term loan buy down	-	7.7
Starpower investment impairment	-	7.3
Severance cost accruals	-	6.7
Impairment of jointly owned generation project	2.6	-
New Jersey base rate case settlement	(5.1)	-
Gain on sale of Vineland co-generation facility	-	(6.6)
Gain on sale of Vineland distribution assets	-	(8.6)
Liquidation of financial investment previously written off	(8.9)	-
Local tax benefit - retroactive change in regulations	-	(13.2)
Gain on sale of Buzzard Point non-utility land	(40.7)	-
Gain on settlement of Mirant Transitional Power Agreement claim and asbestos claim	(42.2)	-
Net Earnings, Excluding Special Items	$287.8	$273.6

Note: Management believes the special items are not representative of the Company's core business operations.

Reconciliation of Operating Income

Reported Operating Income Reconciled to Operating Income Excluding Special Items

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corporate & Other	PHI Consolidated
Reported Segment Operating Income	$670.8	$103.9	$42.4	$86.9	$1.4	$905.4
Percent of operating income	*74.1%*	*11.5%*	*4.7%*	*9.5%*	*0.2%*	*100.0%*
Special Items:						
Gain on sale of non utility land, Buzzard Point	(68.1)					(68.1)
Gain on sale of Pepco Mirant TPA and asbestos claim	(70.5)					(70.5)
Final liquidation of Financial Investment				(13.3)		(13.3)
Atlantic City Electric - New Jersey - Base Rate Case settlement	6.6					6.6
Operating Income excluding Special Items	$538.8	$103.9	$42.4	$73.6	$1.4	$760.1
Percent of operating income excluding special items	*70.9%*	*13.7%*	*5.6%*	*9.6%*	*0.2%*	*100.0%*

Note: Management believes the special items are not representative of the Company's core business operations.

Pepco Holdings, Inc

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